UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

IDT CORPORATION
(Name of Subject Company (Issuer))

IDT CORPORATION
(Name of Filing Person (Offeror))

Common Stock, par value $.01 per share
 (Titles of Classes of Securities)

448947408
 (CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
 UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

IDT CORPORATION
(Name of the Issuer)

IDT CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
 (Title of Classes of Securities)

448947408
 (CUSIP Number of Classes of Securities)

BILL PEREIRA CHIEF FINANCIAL OFFICER IDT CORPORATION 520 BROAD STREET NEWARK, NEW JERSEY 07102 (973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:

DOV T. SCHWELL, ESQ. OUTSIDE COUNSEL SOLUTIONS LLP 1430 BROADWAY, SUITE 1615 NEW YORK, NEW YORK 10018 (646) 328-0795

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$80,277,921	$5,724

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 3,728,654 shares of IDT Corporation (“IDT”) Common Stock, par value $.01 per share (“Common Stock”), for 3,728,654 shares of IDT Class B Common Stock, par value $.01 per share (“Class B Stock”). The amount is estimated based upon the product of (a) $21.53, which is the average of the high and the low price per share of the Class B Stock on December 1, 2010, as reported on the New York Stock Exchange and (b) 3,728,654, representing the number of shares outstanding as of December 1, 2010.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 2 for Fiscal Year 2011, issued September 29, 2010, equals $71.30 per million dollars of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,724
 Filing party: IDT Corporation
 Form or registration No.: Schedule TO / Schedule 13E-3
 Date filed: December 3, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   Third-party tender offer subject to Rule 14d-1.
☒   Issuer tender offer subject to Rule 13e-4.
☒    Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on December 3, 2010 (as amended from time to time, the “Schedule TO”), as amended by Amendment No.1 to the Schedule TO filed on December 20, 2010, which relates to the offer by IDT Corporation, a Delaware corporation (together with its subsidiaries, “IDT” or the “Issuer”), to exchange (the “Exchange Offer”) shares of its currently outstanding common stock, par value $.01 per share (the “Common Stock”) from the holders thereof (the “Holders”), for shares of IDT Class B Common Stock, par value $.01 per share (the “Class B Stock”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated December 3, 2010, as revised on December 20, 2010 (as revised, the “Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(F) and (a)(1)(B), respectively.  All other information set forth in the Schedule TO remains unchanged.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends only the items to the Schedule TO that are being amended, and unaffected items, as well as exhibits, are not included herein. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Exchange.

ITEM 10 . FINANCIAL STATEMENTS.

(a) The information set forth in the section of the Offer to Exchange titled “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference, and are hereby amended and supplemented to also incorporate by reference the consolidated financial statements contained in IDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010, and to include the following summary financial information starting on page 25 of the Offer to Exchange:

IDT CORPORATION

SUMMARIZED BALANCE SHEET INFORMATION

(in thousands)	October 31, 2010 (Unaudited)	July 31, 2010*	July 31, 2009*
CURRENT ASSETS	397,706	381,114	381,705
NONCURRENT ASSETS	135,140	136,681	177,915
TOTAL ASSETS	$532,846	$517,795	$559,620

CURRENT LIABILITIES	289,651	284,982	314,914
NONCURRENT LIABILITIES	41,600	46,840	65,264
TOTAL LIABILITIES	331,251	331,822	380,178

EQUITY:
Total IDT Corporation stockholders’ equity	199,765	183,789	176,294
Noncontrolling interests	1,830	2,184	3,148
TOTAL EQUITY	201,595	185,973	179,442
TOTAL LIABILITIES AND EQUITY	$532,846	$517,795	$559,620

* The information for these periods does not contain all information necessary for audited financial statements, but are derived from IDT's audited financial statements for the relevant periods.

IDT CORPORATION

SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION

(in thousands, except per share data)	Three months ended October 31, 2010 (unaudited)	Three months ended October 31, 2009 (unaudited))	Year ended July 31, 2010*	Year ended July 31, 2009*
REVENUES	$357,372	$327,329	$1,401,449	$1,507,659
Direct cost of revenues	283,177	258,176	1,110,723	1,160,121
TOTAL COSTS AND EXPENSES	348,892	327,174	1,379,370	1,553,555
Income (loss) from operations	11,000	155	32,163	(43,298)
Income (loss) from continuing operations	15,839	(3,517)	20,653	(73,764)
Loss from discontinued operations	—	(140)	(380)	(79,915)
NET INCOME (LOSS)	15,839	(3,657)	20,273	(153,679)
Net (income) loss attributable to noncontrolling interests	(191)	176	17	(1,770)
NET INCOME (LOSS) ATTRIBUTABLE TO IDT CORPORATION	$15,648	$(3,481)	$20,290	$(155,449)
Amounts attributable to IDT Corporation common stockholders:
Income (loss) from continuing operations	$15,648	$(3,441)	$20,569	$(74,249)
Loss from discontinued operations	—	(40)	(279)	(81,200)
Net income (loss)	$15,648	$(3,481)	$20,290	$(155,449)
Earnings per share attributable to IDT Corporation common stockholders:
Basic:
Income (loss) from continuing operations	$0.76	$(0.17)	$1.00	$(3.30)
Loss from discontinued operations	—	—	(0.01)	(3.60)
Net income (loss)	$0.76	$(0.17)	$0.99	$(6.90)
Weighted-average number of shares used in calculation of basic earnings per share	20,544	20,190	20,451	22,542
Diluted:
Income (loss) from continuing operations	$0.70	$(0.17)	$0.95	$(3.30)
Loss from discontinued operations	—	—	(0.01)	(3.60)
Net income (loss)	$0.70	$(0.17)	$0.94	$(6.90)
Weighted-average number of shares used in calculation of diluted earnings per share	22,378	20,190	21,546	22,542

* The information for these periods does not contain all information necessary for audited financial statements, but are derived from IDT's audited financial statements for the relevant periods.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 520 Broad Street, Newark, NJ 07102.

(b)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Schedule 13e-3 Item 13. Financial Statements.

(a) The information set forth in the section of the Offer to Exchange titled “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference, and are hereby amended and supplemented to also incorporate by reference the consolidated financial statements contained in IDT’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010, and to include the following summary financial information starting on page 25 of the Offer to Exchange:

IDT CORPORATION

SUMMARIZED BALANCE SHEET INFORMATION

(in thousands)	October 31, 2010 (Unaudited)	July 31, 2010*	July 31, 2009*
CURRENT ASSETS	397,706	381,114	381,705
NONCURRENT ASSETS	135,140	136,681	177,915
TOTAL ASSETS	$532,846	$517,795	$559,620

CURRENT LIABILITIES	289,651	284,982	314,914
NONCURRENT LIABILITIES	41,600	46,840	65,264
TOTAL LIABILITIES	331,251	331,822	380,178

EQUITY:
Total IDT Corporation stockholders’ equity	199,765	183,789	176,294
Noncontrolling interests	1,830	2,184	3,148
TOTAL EQUITY	201,595	185,973	179,442
TOTAL LIABILITIES AND EQUITY	$532,846	$517,795	$559,620

* The information for these periods does not contain all information necessary for audited financial statements, but are derived from IDT's audited financial statements for the relevant periods.

IDT CORPORATION

SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION

(in thousands, except per share data)	Three months ended October 31, 2010 (unaudited)	Three months ended October 31, 2009 (unaudited))	Year ended July 31, 2010*	Year ended July 31, 2009*
REVENUES	$357,372	$327,329	$1,401,449	$1,507,659
Direct cost of revenues	283,177	258,176	1,110,723	1,160,121
TOTAL COSTS AND EXPENSES	348,892	327,174	1,379,370	1,553,555
Income (loss) from operations	11,000	155	32,163	(43,298)
Income (loss) from continuing operations	15,839	(3,517)	20,653	(73,764)
Loss from discontinued operations	—	(140)	(380)	(79,915)
NET INCOME (LOSS)	15,839	(3,657)	20,273	(153,679)
Net (income) loss attributable to noncontrolling interests	(191)	176	17	(1,770)
NET INCOME (LOSS) ATTRIBUTABLE TO IDT CORPORATION	$15,648	$(3,481)	$20,290	$(155,449)
Amounts attributable to IDT Corporation common stockholders:
Income (loss) from continuing operations	$15,648	$(3,441)	$20,569	$(74,249)
Loss from discontinued operations	—	(40)	(279)	(81,200)
Net income (loss)	$15,648	$(3,481)	$20,290	$(155,449)
Earnings per share attributable to IDT Corporation common stockholders:
Basic:
Income (loss) from continuing operations	$0.76	$(0.17)	$1.00	$(3.30)
Loss from discontinued operations	—	—	(0.01)	(3.60)
Net income (loss)	$0.76	$(0.17)	$0.99	$(6.90)
Weighted-average number of shares used in calculation of basic earnings per share	20,544	20,190	20,451	22,542
Diluted:
Income (loss) from continuing operations	$0.70	$(0.17)	$0.95	$(3.30)
Loss from discontinued operations	—	—	(0.01)	(3.60)
Net income (loss)	$0.70	$(0.17)	$0.94	$(6.90)
Weighted-average number of shares used in calculation of diluted earnings per share	22,378	20,190	21,546	22,542

* The information for these periods does not contain all information necessary for audited financial statements, but are derived from IDT's audited financial statements for the relevant periods.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to Bill Ulrey, Vice President–Investor Relations and External Affairs, by phone at (973) 438-3838, or by mail addressed to Bill Ulrey, Vice President–Investor Relations and External Affairs, at 520 Broad Street, Newark, NJ 07102.

(b)  Not applicable.

SIGNATURE

IDT Corporation is filing this statement as a combined Schedule TO and Schedule 13E-3. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IDT CORPORATION
By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Chief Executive Officer

Date: December 28, 2010